UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


               QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC
                      UTILITY HOLDING COMPANY ACT OF 1935.

                For the quarterly period ended December 31, 2002


                                SCANA Corporation
-------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
-------------------------------------------------------------------------------
                    (Address of principal executive offices)






                                Table of Contents

   Item
    No.                              Title                               Page
------------------------------------------------------------------------    ----


     1   Organization Chart                                                2

     2   Issuances and Renewals of Securities and Capital Contributions    3

     3   Associate Transactions                                            3

     4   Summary of Aggregate Investment                                   4

     5   Other Investments                                                 5

     6   Financial Statements and Exhibits                                 6



ITEM 1 - ORGANIZATION CHART

                     Name                    Energy                                        Percentage
                      of                        or           Date                State      of Voting
                  Reporting               Gas - related       of                   of      Securities   Nature of
                   Company                  Company      Organization        Organization     Held      Business
-                  -------                   -------     ------------        ------------     ----      --------

SCANA Corporation (a)
   SCANA Resources, Inc.                     Energy     September 8, 1987    South Carolina     100%    Renders energy management
                                                                                                         services
      *Solo Energy Corporation

   South Carolina Electric & Gas Company
(b)
      SC Coaltech No. 1 LP                   Energy     April 7, 2000        Delaware            40%   Production and sale of
                                                                                                        synthetic fuel
      Coaltech No. 1 LP                      Energy     March 7, 1997        Delaware            25%   Production and sale of
                                                                                                        synthetic fuel

   SCANA Energy Marketing, Inc.              Energy     June 30, 1987        South Carolina     100%   Markets electricity and
                                                                                                        natural gas

   ServiceCare, Inc.                         Energy     September 30, 1994   South Carolina     100%   Provides energy-related
                                                                                                        products and service
                                                                                                        contracts on home
                                                                                                        appliances

   Primesouth, Inc.                          Energy     August 25, 1986      South Carolina     100%   Engages in power plant
                                                                                                        management and maintenance
                                                                                                        services

   Public Service Company of North Carolina,
     Incorporated (b)
      Clean Energy Enterprises, Inc.         Energy     December 30, 1994    North Carolina     100%   Sells, installs and services
                                                                                                        compressed natural gas
                                                                                                        conversion equipment

      PSNC Blue Ridge Corporation            Energy     August 31, 1992      North Carolina     100%   Renders energy management
                                                                                                        services

   SCG Pipeline, Inc.                        Energy     April 10, 2001       South Carolina     100%   Transportation of natural gas

   Cogen South LLC                           Energy     June 1, 1996         Delaware            50%   Operates boilers and turbines
                                                                                                       at a cogeneration facility

       *Inactive
(a) The registered holding company is not a reporting company, but is included herein because it directly and/or indirectly holds securities in energy-related companies. (b) These SCANA Corporation system companies are not reporting companies, but they are included herein because they hold securities directly in the energy-related companies set forth below their names.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                     Principal    Issue               Person to     Collateral   Consideration
                                                     Amount of     or      Cost of   Whom Security   Given with      for Each
 Company Issuing Security   Type of Security Issued  Security    Renewal   Capital    Was Issued      Security       Security
 ------------------------   -----------------------  --------    -------   -------    ----------      --------       --------

  None




Company Contributing Capital                                Company Receiving Capital              Amount of Capital Contribution

South Carolina Electric & Gas Company                       SC Coaltech No. l LP                             $2,540,000
South Carolina Electric & Gas Company                       Coaltech No. l LP                                   $692,938

ITEM 3 - ASSOCIATE TRANSACTIONS

PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

Reporting Company      Associate Company         Types of Services     Direct Costs      Indirect       Cost of     Total Amount
Rendering Services    Receiving Services             Rendered            Charged       Costs Charged    Capital        Billed
-----------------      ------------------           --------            -------       -------------    -------         ------

SC  Coaltech No. 1 LP  South Carolina Electric   Synthetic Fuel Sales  $16,376,212           -             -         $16,376,212
                            & Gas Company
Coaltech No. 1 LP      South Carolina Electric   Synthetic Fuel Sales   $7,613,985           -             -          $7,613,985
                            & Gas Company

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

           Associate Company            Reporting Company      Type of Services    Direct Costs   Indirect     Cost of Total Amount
           Rendering Services           Receiving Services         Rendered           Charged   Costs Charged  Capital    Billed
           ------------------           ------------------         --------           -------   -------------  -------    ------

South Carolina Electric & Gas Company  SC Coaltech No.1 LP        Coal Sales        $16,773,013      -           -     $16,773,013
South Carolina Electric & Gas Company  SC Coaltech No.1 LP      Fuel Handling          $796,014      -           -        $796,014
South Carolina Electric & Gas Company  SC Coaltech No.1 LP  Construction Addition      $445,463      -           -        $445,463
South Carolina Electric & Gas Company   Coaltech No. 1 LP         Coal Sales         $7,881,754      -           -      $7,781,754
South Carolina Electric & Gas Company   Coaltech No. 1 LP       Fuel Handling           $70,345      -           -         $70,345
South Carolina Pipeline Corporation     SCG Pipeline, Inc.    Preliminary Survey
                                                              and Investigation      $3,922,327      -           -      $3,922,327



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                 (Dollars in Thousands)

Investments in energy-related companies:
         Total consolidated capitalization as of December 31, 2002       $5,798,651 (A)        Line 1
         Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)                                     869,798            Line 2
         Greater of $50 million or line 2                                  $869,798            Line 3
         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                                  -
             Energy-related business category 2                                  -
             Energy-related business category 3                                  -
             Energy-related business category 4                                  -
             Energy-related business category 5                                  -
             Energy-related business category 6 (B)                          2,259
             Energy-related business category 7                                  -
             Energy-related business category 8                                  -
             Energy-related business category 9 (C)                          6,403
             Energy-related business category 10                                 -
                 Total current aggregate investment                          $8,662            Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                                       $861,136             Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                                            -
         Gas-related business category 2                                            -
                 Total current aggregate investment                                 -
                                                                          ----------------

(A) Includes common equity, preferred stock and mandatorily redeemable preferred securities, long-term debt and current maturities and short-term borrowings.

(B) Consists of investments in SC Coaltech No. l LP and Coaltech No. 1 LP

(C) Consists of investment in SCG Pipeline, Inc.



ITEM 5 - OTHER INVESTMENTS
                 (Dollars in Thousands)

           Major line of energy-     Other investment in     Other investment in        Reason for difference
             related business         last U-9C-3 report     this U-9C-3 report          in Other Investment
             ----------------         ------------------     ------------------          -------------------

Energy-related business category 1
   SCANA Resources, Inc.                    ($7,843)                  $705        2002 net loss of subsidiary offset
                                                                                      by inclusion of advances in
                                                                                      this report.
   PSNC Blue Ridge Corporation               $1,883                 $2,930        Other comprehensive income (loss)
                                                                                      from derivatives and 2002 net
                                                                                      earnings of subsidiary.
Energy-related business category 3
   Clean Energy Enterprises, Inc.            $7,071                   $457        Dividend of subsidiary and 2002
                                                                                      net loss of subsidiary.
Energy-related business category 4
   ServiceCare, Inc.                        ($6,345)                $1,217        Dividend of subsidiary offset by
                                                                                      net earnings of subsidiary
                                                                                      and inclusion of advances in this
                                                                                      report.
Energy-related business category 5
   SCANA Energy Marketing, Inc.           ($40,647)               ($8,668)        Other comprehensive income (loss)
                                                                                      from derivatives, an income
                                                                                      tax expense allocation
                                                                                      and of subsidiary offset
                                                                                      by 2002 net earnings of
                                                                                      subsidiary and inclusion
                                                                                      of advances in this report.

Energy-related business category 6
   Cogen South LLC                         $11,610                 $11,158        Net earnings of investment,
                                                                                      offset by distributions
                                                                                      received.

Energy-related business category 7
   Primesouth, Inc.                         ($4,289)               $14,779        An income tax benefit allocation,
                                                                                      inclusion of advances in this
                                                                                      report and 2002 net earnings
                                                                                      of subsidiary offset by dividend
                                                                                      of subsidiary.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         FINANCIAL STATEMENTS

Exhibit       A-1     SC Coaltech No. 1 LP Balance Sheet as of December 31, 2002
                      - filed under confidential treatment pursuant to Rule 104
                      (b)
Exhibit       A-2     SC Coaltech No. 1 LP Income Statement for the Periods
                      ended December 31, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       B-1     SCANA Resources, Inc. Balance Sheet as of December 31,
                      2002-filed under confidential treatment pursuant to Rule
                      104(b)
Exhibit       B-2     SCANA Resources, Inc. Income Statement for the Periods
                      ended December 31, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       C-1     SCANA Energy Marketing, Inc. Balance Sheet as of December
                      31, 2002-filed under confidential treatment pursuant to
                      Rule 104(b)
Exhibit       C-2     SCANA Energy Marketing, Inc. Income Statement for the
                      Periods ended June 30, 2002-filed under confidential
                      treatment pursuant to Rule 104(b)
Exhibit       D-1     ServiceCare, Inc. Balance Sheet as of December 31, 2002-
                      filed under confidential treatment pursuant to Rule 104(b)
Exhibit       D-2     ServiceCare, Inc. Income Statement for the Periods ended
                      December 31, 2002-filed under confidential treatment
                      pursuant to Rule 104(b)
Exhibit       E-1     Primesouth, Inc. Balance Sheet as of December 31, 2002-
                      filed under confidential treatment pursuant to Rule 104(b)
Exhibit       E-2     Primesouth, Inc. Income Statement for the Periods ended
                      December 31, 2002-filed under confidential treatment
                      pursuant to Rule 104(b)
Exhibit       F-1     Clean Energy Enterprises, Inc. Balance Sheet as of
                      December 31, 2002-filed under confidential treatment
                      pursuant to Rule 104(b)
Exhibit       F-2     Clean Energy Enterprises, Inc. Income Statement for the
                      Periods ended June 30, 2002-filed under confidential
                      treatment pursuant to Rule 104(b)
Exhibit       G-1     PSNC Blue Ridge Corporation Balance Sheet as of December
                      31, 2002-filed under confidential treatment pursuant to
                      Rule 104(b)
Exhibit               G-2 PSNC Blue Ridge Corporation Income Statement for the
                      Periods ended December 31, 2002-filed under confidential
                      treatment pursuant to Rule 104(b)
Exhibit       H-1     SCG Pipeline, Inc. Balance Sheet as of December 31, 2002-
                      filed under confidential treatment pursuant to Rule 104(b)
Exhibit       H-2     SCG Pipeline, Inc. Income Statement for the Periods ended
                      December 31, 2002-filed under confidential treatment
                      pursuant to Rule 104(b)
Exhibit       I-1     Coaltech No. 1 LP Balance Sheet as of December 31, 2002-
                      filed under confidential treatment pursuant to Rule 104(b)
Exhibit       I-2     Coaltech No. 1 LP Income Statement for the Periods ended
                      December 31, 2002-filed under confidential treatment
                      pursuant to Rule 104(b)
Exhibit       J-1     Cogen  South LLC Balance Sheet as of December 31, 2002-
                      filed under confidential treatment pursuant to Rule 104(b)
Exhibit               J-2 Cogen South LLC Income Statement for the Periods ended
                      December 31, 2002-filed under confidential treatment pursuant to Rule 104(b)

EXHIBITS
Exhibit       K       Certificate of SCANA Corporation












                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 27th day of February 2003.



                                                SCANA Corporation
                                            Registered holding company





                                    By:  s/James E. Swan, IV
                                         --------------------------------------

                                         James E. Swan, IV
                                         --------------------------------------
                                              (Name)

                                             Controller
                                               (Title)

February 28, 2003
(Date)

                                                                   Exhibit K



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended September 30, 2002, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                           Columbia, SC  29211


                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





February 28, 2003                        By:  s/James E. Swan, IV
                                              ---------------------------------
                                              James E. Swan, IV
                                              Controller
                                              (principal accounting officer)